UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Manitex International Inc.

(Exact name of the registrant as specified in its charter)

Michigan	001-32401	42-1628978
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9725 Industrial Drive Bridgeview IL	60455
(Address of principal executive offices)	(Zip code)

David H. Gransee	708-237-2078
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures:

In accordance with the execution of this policy, Manitex International Inc. has concluded in good faith that during 2013;

a)	Manitex International Inc. has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TGs, for “conflict minerals[1]” – see footnote) are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry”, Manitex International Inc. knows or has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

A. Description of Manitex International’s Reasonable Country of Origin Inquiry (RCOI):

Manitex International’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in Manitex International’s products originated from the Covered Countries. Manitex International’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct suppliers using the EICC-GeSI Conflict Minerals Reporting Template.

This supply chain survey, and the conflict minerals program as a whole is being developed and implemented with our third-party service provider, Assent Compliance.

All of Manitex International’s direct suppliers were surveyed as Manitex International could not definitively determine which products contained 3TGs that were necessary to the functionality or production. 9.27% of Manitex International’s suppliers have responded to the supply chain survey via the EICC-GeSI reporting template conducted as part of the RCOI.

[1]	The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Below is a summary of the information collected from all supply-chain respondents:

Factor	Percentage
Number of Responses	9.27%
Suppliers with 3TGs Declared	40.98% of respondents
Suppliers with 3TGs from the DRC	2.93% of respondents
Suppliers with 3TGs – Source Unknown	25.37% of respondents
No Response	83.81%
Suppliers deemed Out of Scope	6.92%

Currently, only 2.93% of respondents have declared that their 3TGs come from the DRC but it is currently unknown whether they finance conflict.

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (‘Rule 13p-1’), Manitex International has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://www.manitexinternational.com/secfilings.aspx

Item 1.02 Exhibit

Manitex International has included its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 Exhibits

Item 2.01 Exhibits

Exhibit 1.02 Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Manitex International Inc. (Registrant)

/s/ David H. Gransee
By David H. Gransee Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 30, 2014